RECEIVED

2009 NOV 17 P 11:32

082-35029

Westfield Group
11601 Wilshire Boulevard
11th Floor
Los Angeles, CA 90025-1748
Telephone: (310)575-6057
Facsimile: (310)478-8776

09047311

November 11, 2009

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Re: Westfield Group: File No. 082-35029

Enclosed is a notice/release from the Westfield Group regarding the Westfield Group's 3rd Quarter 2009 Review. This information was sent/released to the members of Westfield Group on November 12, 2009. This distribution is submitted to you in order to maintain our exemption pursuant to Rule 12g-2(b) under the Securities Exchange Act of 1934.

In order to acknowledge receipt of this document, please stamp the enclosed copy of this letter, and return it to us in the enclosed envelope.

Yours Truly,

Ms. Aline Taireh
Title: Assistant Secretary

Enclosures

RECEIVED

2009 NOV 17 P 11:32

12 November 2009

Westfield

Westfield Group
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
GPO Box 4004
Sydney NSW 2001
Australia

Telephone 02 9358 7000
Facsimile 02 9358 7077
Internet www.westfield.com

The Manager
Company Announcements Office
ASX Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

WESTFIELD GROUP (ASX:WDC)
3rd QUARTER 2009 REVIEW

The Westfield Group's 3rd Quarter Review is attached.

Yours faithfully
WESTFIELD GROUP

Simon Tuxen
Company Secretary

Encl.

Westfield Group

3rd Quarter Review 30 September 2009

12 November 2009

Westfield

Disclaimer

This release contains forward-looking statements, including statements regarding future earnings and distributions. These forward-looking statements are not guarantees or predictions of future performance, and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, and which may cause actual results to differ materially from those expressed in the statements contained in this release. You should not place undue reliance on these forward-looking statements. These forward-looking statements are based on information available to us as of the date of this presentation. Except as required by law or regulation (including the ASX Listing Rules) we undertake no obligation to update these forward-looking statements

Note: All figures within this presentation are presented in Australian dollars unless otherwise stated

Shopping Centre Operating Performance

	Portfolio Leased[1]	Specialty Occupancy Cost[1]	Specialty Retail Sales[1]	Retail Sales % Change[2]	Lease Deals Completed[2] (Number/Area)	Average Specialty Store Rent	
						Amount[1]	Growth[3]
Australia & New Zealand	> 99.5%	17.4%	$9,817 psm NZ$7,605 psm	Aus: 4.2%[4] NZ: (0.1)%[4]	2,237 282,136 sqm	$1,375 psm NZ$1,064 psm	4.8%
United States	92.1%[5]	17.2%	US$400 psf	(8.5)%[6]	1,076 2,310,244 sqf	US$43.80 psf	(3.3)%
United Kingdom	97.8%	n/a	n/a	0.9%[7]	137 43,927 sqm	£ 634[8] psm	(4.8)%[8]
Group	96.8%				3,450 540,692 sqm		

[1] As at 30 September 2009
[2] 9 months to 30 September 2009
[3] 30 September 2009 compared to 30 September 2008
[4] Comparable Specialty store sales
[5] Excludes temporary leasing of in-line space representing an additional 4.7% of area
[6] On a per square foot basis. 12 months sales to 30 September 2009 of US$400 per sqf compared to US$437 per sqf for 12 months to 31 December 2008
[7] British Retail Consortium-KPMG retail sales report (on a comparable basis). Total London sales: 3.6% (on a comparable basis)
[8] Excludes Westfield London

Westfield

Leasing History



100.0%
95.0%
90.0%
85.0%
Dec-95
Jun-96
Dec-96
Jun-97
Dec-97
Jun-98
Dec-98
Jun-99
Dec-99
Jun-00
Dec-00
Jun-01
Dec-01
Jun-02
Dec-02
Jun-03
Dec-03
Jun-04
Dec-04
Jun-05
Dec-05
Jun-06
Dec-06
Jun-07
Dec-07
Jun-08
Dec-08
Jun-09
Aus/NZ
US
UK

Westfield

Retail Sales – Australia and New Zealand

Period to 30 September 2009

Australia	MAT	MAT Growth	Comparable Change 12 months	9 months	3 months
Majors			1.0%	1.4%	1.5%
Specialties			4.0%	4.2%	2.8%
Total	$21.4 bn	5.3%	2.2%	2.3%	1.9%
New Zealand					
Specialties			(0.6)%	(0.1)%	0.2%
Total	NZ$ 2.1 bn	1.7%	0.3%	0.7%	(0.2)%

Westfield

Specialty Retail Sales – United States

		Period to:			
	MAT	Dec 08	Mar 09	Jun 09	Sep 09
12 month sales – $US	6.2 bn	437[1]	423[1]	410[1]	400[1]
% change on prior quarter		(4.2)%	(3.2)%	(3.1)%	(2.4)%
% change on prior year		(6.8)%	(8.4)%	(10.8)%	(12.3)%

[1] *Per square foot*

Retail Sales – United Kingdom[1]

Period to 30 September 2009

	12 months	9 months	3 months
National[2]	0.0%	0.9%	1.6%
London[2]	2.3%	3.6%	1.7%
Total	1.9%	2.8%	3.7%

[1] *British Retail Consortium-KPMG retail sales report*
[2] *On a comparable basis*

Westfield

Global Development Activity

- 4 major projects currently under construction with an estimated total cost of $3.7 billion
- $1.8 billion has been incurred to date with $1.9 billion remaining to complete

	No. of Projects	Estimated WDC Cost	Target Weighted Average Yield[1]
United States	2	US$210 m	8.2 – 8.5%
Australia – Sydney City	1	$860 m	8.0 – 8.5%
United Kingdom – Stratford, London	1	£1,450 m	7.0 – 7.5%
Total	**4**	**$3.7 bn**	

[1] Stabilised income/Westfield Group cost
Note: Exchange rates as at 30 September 2009 were AUD/USD 0.8815, AUD/GBP 0.5497, AUD/NZD 1.2225

Westfield

Westfield Stratford City – Current Construction October 2009



Stratford Regional Station
City of London
Aquatic Centre
Marks & Spencer
Olympic Stadium
Vue Cinemas
John Lewis & Waitrose
Stratford International Station

Westfield

Westfield Stratford City – Current Construction October 2009


Velodrome
Olympic Athletes Village
Aquatic Centre
John Lewis & Waitrose
Stratford International Station
Vue Cinemas
Marks & Spencer
Stratford Regional Station

Westfield

Sydney City Development Site



ELIZABETH STREET
CASTLEREAGH STREET
PITT STREET
GEORGE STREET
MARKET STREET
MARKET STREET
DAVID JONES
DAVID JONES
WESTFIELD SYDNEY CITY
SYDNEY CENTRAL PLAZA/ MYER

Westfield

Westfield Sydney City – Current Construction October 2009

Pitt Street Mall | Skygarden Office Tower | Castlereagh Street | 100 Market Street (ASIC) | Market Street | David Jones Department Store



Westfield

Westfield Sydney City – Current Construction October 2009

100 Market Street



Strategic Development Opportunities

- Pre-development activity continues on our high quality assets in order to be in a position to commence new projects when conditions are appropriate

United States	Australia & New Zealand	United Kingdom
■ Century City (California)	■ Belconnen (ACT)	■ Bradford
■ Garden State Plaza (New Jersey)	■ Carindale (QLD)	■ Nottingham
■ Montgomery (Maryland)	■ Fountain Gate (VIC)	
■ UTC (California)	■ Macquarie (NSW)	
■ Valley Fair (California)	■ Marion (SA)	
■ West Valley (California)	■ Miranda (NSW)	
	■ Mt Gravatt (QLD)	
	■ Newmarket (NZ)	

Westfield

Westfield Group

3rd Quarter Review 30 September 2009

APPENDICES

Portfolio Summary as at 30 June 2009

	United States	Australia	United Kingdom	New Zealand	Total
Centres	55	44	8	12	119
Retail Outlets	8,889	11,743	1,256	1,716	23,604
GLA (million sqm)	5.9	3.6	0.6	0.4	10.5
Westfield Asset Value (billion)[1]	US$15.3	$21.2	£2.5	NZ$3.1	$47.6
Assets Under Management (billion)[2]	US$17.4	$29.1	£4.6	NZ$3.1	$62.3

Gross Lettable Area


UK
6%
Australia
34%
US
56%
NZ
4%

Assets Under Management


UK
15%
Australia
47%
US
34%
NZ
4%

Net Operating Income
(WDC share)


UK
5%
Australia
43%
US
45%
NZ
7%

[1] WDC share of shopping centre assets including work in progress and assets held for redevelopment
[2] WDC and joint venture share of shopping centre assets including work in progress and assets held for redevelopment
Note: Exchange rates as at 30 June 2009 were AUD/USD 0.8135, AUD/GBP 0.4905, AUD/NZD 1.2470

Westfield

Current Projects

	Project Cost (million)	Yield Range	Anticipated Completion
Galleria at Roseville (California)	US $80	7.50 – 7.75%[1]	Qtr 4 '09
Valencia (California)[2]	US $130	9.00 – 9.50%	Qtr 4 '09/Qtr 3 '10
Stratford (London)	£ 1,450	7.00 – 7.50%	2011
Sydney City (New South Wales)[3]	$860	8.00 – 8.50%	2010/2012
Total	**$3.7 bn**		

[1] *Yield range of entire project. Stage 1 (US$190 million) completed and opened November 2008*
[2] *Joint venture centre with the major and final stage opening in 3rd quarter 2010*
[3] *Represents retail component and 100 Market Street*

Westfield

Comparable Change in Retail Sales by Category – Australia

	Period to 30 September 2009		
	12 months	**9 months**	**3 months**
Department Stores	(2.2)%	0.2%	0.6%
Discount Department Stores	0.9%	(0.1)%	0.9%
Supermarkets	3.6%	3.0%	2.7%
Cinemas	11.0%	9.8%	9.5%
Fashion	3.5%	4.4%	3.8%
Food Catering	4.9%	4.6%	3.0%
Food Retail	3.6%	2.5%	(0.1)%
Footwear	8.3%	9.1%	5.9%
General Retail	2.9%	4.0%	3.5%
Homewares	(3.4)%	(5.0)%	(5.6)%
Jewellery	5.5%	6.6%	4.3%
Leisure	7.7%	7.7%	5.0%
Retail Services	7.8%	8.1%	8.1%
Specialties	**4.0%**	**4.2%**	**2.8%**
TOTAL	**2.2%**	**2.3%**	**1.9%**

Westfield

Change in Retail Sales by Category – United States

12 months sales per square foot (MAT) to 30 September 2009

	Change on prior year	Change on prior quarter
Fashion	(13.6)%	(3.3)%
Jewellery	(15.0)%	(3.0)%
Leisure	(14.4)%	(2.6)%
Food retail	(5.5)%	(1.9)%
General retail	(8.7)%	(1.9)%
Cinemas	0.7%	(1.6)%